Exhibit 99.1

21 June 2022

Tremor International
("Tremor" or the "Company")

Tremor International Enhances Partnership with VIDAA through Strategic Investment

Investment expands global data and media agreements for multiple years, and provides advertisers leveraging the Tremor International platform with access to exclusive, premium content

Partnership between a leading tech platform, OEM and OS is rare in the CTV landscape

New York, New York – June 21, 2022 - Tremor International Ltd. (AIM/NASDAQ: TRMR) (“Tremor” or the “Company”), a global leader in video, data, and Connected TV (“CTV”) advertising, offering an end-to-end technology platform that enables advertisers to optimize their campaigns and media partners to maximize yield on their digital advertising inventory, today announced that it has entered into a definitive agreement to make a strategic $25 million investment in VIDAA (the “Investment”), a smart TV operating system and streaming platform, and a subsidiary of Hisense Co., Ltd (“Hisense”), preinstalled on a majority of TVs manufactured by Hisense including TVs with the Toshiba brand, and also integrated into dozens of premium original equipment manufacturers (“OEMs”). The Investment is expected to close in the third quarter of 2022, subject to the satisfaction of customary closing conditions. Tremor intends to fund the investment utilizing existing cash resources.

We believe the Investment can support VIDAA’s plan to increase its distribution across additional OEMs, with the goal to grow global reach in key markets such as the US, UK, Canada, Germany, Japan, and Australia, as well as others. This effort complements the 70 million smart TVs Hisense and other OEMs have forecasted to distribute globally in the next five years.

The Investment accompanies an expansion of the valuable partnership between a leading ad tech platform and a leading operating system and streaming platform to collectively offer a better advertising experience across CTV. Over time, VIDAA will grant exclusivity in the US, UK, Canada, and Australia to the Unruly SSP and Spearad ad server, already designated as its preferred monetization platform globally, and the companies have extended, for multiple years, the exclusive agreement to share VIDAA’s automatic content recognition (“ACR”) data for global measurement and targeting across Tremor’s end-to-end platform.

Hisense’s Chairman Dr. Lan Lin commented: “To execute our vision to create and promote VIDAA, a leading smart TV operating system and streaming platform in the growing Connected TV ecosystem, we needed a complementary partner who will enable monetization, while providing added value to VIDAA’s OEM partners. After reviewing the options in the market, we chose to build a partnership with Tremor International as we strongly believe that its technology stack and global reach can offer the best solution to enable our vision and support our expansion.”

Guy Edri, President, VIDAA said: “In Tremor International, we have a team stacked with CTV experts and a global solution that empowers us to get the most out of our strategy. Now we are looking to the future of our business and believe that Tremor International, and its subsidiaries – the Unruly SSP and Spearad ad server – can provide the strength and versatility we need for our evolution as a leading CTV operating system and streaming platform in the era of the connected TV.”

Ofer Druker, CEO, Tremor International said: “Our strategic partnership and mutual vision with VIDAA is rare in the ad tech marketplace, and we believe it provides Tremor with cutting-edge capabilities in the CTV ecosystem. As we noted at the outset of the partnership in October 2021, VIDAA’s assets enable us to better assist advertisers in reaching desired audiences and measuring the success of their campaigns through ACR data, now coupled with exclusive monetization of VIDAA’s premium content library and massive media platform in the US and globally. We are very proud of the strength and depth of our relationship, and of the trust they have placed in our platform and team as part of the foundation of their global growth.”

About Tremor International

Tremor International is a global company offering an end-to-end technology advertising platform, operating across three core capabilities - Video, Data and CTV. Tremor's unique approach is centered on offering a full stack of end-to-end solutions which provides it with a major competitive advantage within the video advertising ecosystem.

Tremor Video helps advertisers deliver impactful brand stories across all screens through the power of innovative video technology combined with advanced audience data and captivating creative content. Tremor Video's innovative video advertising technology has offerings in CTV, in-stream, out-stream and in-app. To learn more, visit www.tremorvideo.com

The media side of Tremor International, Unruly, drives real business outcomes in multiscreen advertising. Its programmatic platform efficiently and effectively delivers performance, quality, and actionable data to demand and supply-focused clients and partners. Tremor has a meaningful number of direct integrations with publishers, unique demand relationships with a variety of advertisers and privileged access to News Corp inventory. Unruly connects to the world's largest DSPs and is compatible with most Ad Age top 100 brands. To learn more, visit www.unruly.co

Tremor is headquartered in Israel and maintains offices throughout the United States, Canada, Europe, Asia-Pacific and Australia and is traded on the London Stock Exchange (AIM: TRMR) and NASDAQ (TRMR).

For more information, visit: www.tremorinternational.com

For further information or enquiries please contact:

Tremor International Ltd Billy Eckert, Investor Relations Director	ir@tremorinternational.com
KCSA (US Investor Relations) Adam Holdsworth	aholdsworth@kcsa.com
Vigo Consulting (UK Financial PR and Investor Relations) Jeremy Garcia Kate Kilgallen	tremor@vigoconsulting.com Tel: +44 20 7390 0230
finnCap Ltd Jonny Franklin-Adams / James Thompson (Corporate Finance) Tim Redfern / Dicky Chambers (ECM)	Tel: +44 20 7220 0500
Stifel Nicolaus Europe Limited Fred Walsh Alain Dobkin Nick Adams Richard Short	Tel: +44 20 7710 7600
Tremor PR contact: Caroline Smith VP, Communications, Tremor International	csmith@tremorinternational.com

About VIDAA

VIDAA USA Inc. was established in 2019 and is headquartered in Atlanta, Georgia USA. Our flagship product is the VIDAA TV OS which is currently in its sixth generation. VIDAA TV OS is a modern global Smart TV operating system and content platform. By choosing VIDAA, TV OEM manufacturers get a turn-key Linux based OS with voice control, an app store, billing and payment, and much more. Our customers include brands such as Hisense, Loewe, Toshiba and many others.

For more information, visit www.vidaa.com and follow VIDAA on Facebook.com/vidaatv, Twitter, and Instagram at @vidaatv.

PR Contact:
Jernej Smisl
jernej.smisl@vidaa.com
+386 31 689 862

Forward Looking Statements

This press release contains forward-looking statements, including forward-looking statements within the meaning of Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities and Exchange Act of 1934, as amended. Forward-looking statements are identified by words such as “anticipates,” “believes,” “expects,” “intends,” “may,” “can,” “will,” “estimates,” and other similar expressions. However, these words are not the only way Tremor identifies forward-looking statements. All statements contained in this press release that do not relate to matters of historical fact should be considered forward-looking statements, including without limitation statements regarding the potential benefits associated with the partnership with VIDAA, the investment in VIDAA and timing thereof or benefits of any of Tremor’s or Unruly’s other commercial partnerships or investments and any other statements related to its future financial results. These statements are neither promises nor guarantees but involve known and unknown risks, uncertainties and other important factors that may cause Tremor's actual results, performance or achievements to be materially different from its expectations expressed or implied by the forward-looking statements. Tremor cautions you not to place undue reliance on these forward-looking statements. For a more detailed discussion of these factors, and other factors that could cause actual results to vary materially, interested parties should review the risk factors listed in Tremor’s Annual Report on Form 20-F, which was filed with the U.S. Securities and Exchange Commission (www.sec.gov) on March 15, 2022. Any forward-looking statements made by Tremor in this press release speak only as of the date of this press release, and Tremor does not intend to update these forward-looking statements after the date of this press release, except as required by law.

Tremor and Unruly, and the Tremor and Unruly logo are trademarks of Tremor International Ltd. in the United States and other countries. All other trademarks are the property of their respective owners. The use of the word “partner” or “partnership” in this press release does not mean a legal partner or legal partnership.